UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

TC PIPELINES, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

87233Q108

(CUSIP Number)

Anthony Merhige

Harvest Fund Advisors LLC

100 West Lancaster Avenue, Suite 200

Wayne, Pennsylvania 19087

Tel: (610) 341-9700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 87233Q108	2

1	NAMES OF REPORTING PERSONS Harvest Fund Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IA

SCHEDULE 13D

CUSIP No. 87233Q108	3

1	NAMES OF REPORTING PERSONS Harvest Fund Holdco L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 87233Q108	4

1	NAMES OF REPORTING PERSONS Blackstone Harvest Holdco L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 87233Q108	5

1	NAMES OF REPORTING PERSONS Blackstone Intermediary Holdco L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 87233Q108	6

1	NAMES OF REPORTING PERSONS Blackstone Advisory Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 87233Q108	7

1	NAMES OF REPORTING PERSONS Blackstone Advisory Services L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 87233Q108	8

1	NAMES OF REPORTING PERSONS Blackstone Holdings I L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 87233Q108	9

1	NAMES OF REPORTING PERSONS Blackstone Holdings I/II GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 87233Q108	10

1	NAMES OF REPORTING PERSONS The Blackstone Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 87233Q108	11

1	NAMES OF REPORTING PERSONS Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 87233Q108	12

1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends the initial statement on Schedule 13D filed on November 5, 2020, (as so amended, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

The Reporting Persons are filing this Amendment No. 1 to report the exchange of interests in TC PipeLines, LP (the “Issuer”) for securities in TC Energy Corporation (“TC Energy”), pursuant to the transactions contemplated by the Agreement and Plan of Merger, dated as of December 14, 2020 (the “Merger Agreement”), by and among the Issuer, TC PipeLines GP, Inc., TC Energy, TransCan Northern Ltd., TransCanada PipeLine USA Ltd., and TCP Merger Sub, LLC (“Merger Sub”). Pursuant to the Merger Agreement, on March 3, 2021 Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving entity and an indirect wholly owned subsidiary of TC Energy (the “Merger”).

As a result of the Merger, each common unit of the Issuer representing limited partner interests of the Issuer (each, a “Common Unit”) issued and outstanding immediately prior to the effective time of the Merger (excluding certain “Excluded Units,” as defined in the Merger Agreement) was cancelled in exchange for the right to receive from TC Energy 0.70 common shares of TC Energy.

Item 5. Interest in Securities of the Issuer.

Item of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) As of the date hereof, the Reporting Persons do not beneficially own any Common Units.

(c) Except as set forth in Schedule I of this Amendment No. 1 and as described in the Explanatory Note, none of the Reporting Persons has effected any transaction in the past 60 days in Common Units.

(d) Not applicable.

(e) On March 3, 2021, following the closing of the Merger, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Units.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Items 6 of the Schedule 13D are hereby amended and restated as follows:

As of the date hereof, the Reporting Persons and their affiliates no longer have any cash settled swaps outstanding with respect to the Common Units.

13

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2021

HARVEST FUND ADVISORS LLC

By:	/s/ Anthony Merhige
Name:	Anthony Merhige
Title:	Senior Managing Director

HARVEST FUND HOLDCO L.P.

By: Blackstone Harvest Holdco L.L.C., its General Partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Person

BLACKSTONE HARVEST HOLDCO L.L.C.

By: Blackstone Intermediary Holdco L.L.C., its Sole Member

By: Blackstone Advisory Partners L.P., its Sole Member

By: Blackstone Advisory Services L.L.C., its General Partner

By: Blackstone Holdings I L.P., its Sole Member

By: Blackstone Holdings I/II GP L.L.C., its General Partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director - Assistant Secretary

BLACKSTONE INTERMEDIARY HOLDCO L.L.C.

By: Blackstone Advisory Partners L.P., its Sole Member

By: Blackstone Advisory Services L.L.C., its General Partner

By: Blackstone Holdings I L.P., its Sole Member

By: Blackstone Holdings I/II GP L.L.C., its General Partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director - Assistant Secretary

BLACKSTONE ADVISORY PARTNERS L.P.

By: Blackstone Advisory Services L.L.C., its General Partner

By: Blackstone Holdings I L.P., its Sole Member

By: Blackstone Holdings I/II GP L.L.C., its General Partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director - Assistant Secretary

BLACKSTONE ADVISORY SERVICES L.L.C.

By: Blackstone Holdings I L.P., its Sole Member

By: Blackstone Holdings I/II GP L.L.C., its General Partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director - Assistant Secretary

BLACKSTONE HOLDINGS I L.P.

By: Blackstone Holdings I/II GP L.L.C., its General Partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director - Assistant Secretary

BLACKSTONE HOLDINGS I/II GP L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director - Assistant Secretary

THE BLACKSTONE GROUP INC.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director - Assistant Secretary

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director - Assistant Secretary

/s/ Stephen A. Schwarzman
Stephen A. Schwarzman

SCHEDULE I TO AMENDMENT NO. 1

The below reflects the transactions in Common Units effected by the Reporting Persons during the past 60 days, other than as described in the Explanatory Note to Amendment No. 1. All transactions occurred in the open market.

Date	Common Units Purchased/(Sold)	Weighted Average Trading Price per Common Unit	Purchaser/Seller
1/7/2021	1,560.00	$30.4729	Harvest Fund Advisors LLC*
1/7/2021	12,633.00	$30.0348	Harvest Fund Advisors LLC*
1/11/2021	76.00	$29.9200	Harvest Fund Advisors LLC*
1/20/2021	3,579.00	$30.9944	Harvest Fund Advisors LLC*
1/22/2021	8,880.00	$31.0600	Harvest Fund Advisors LLC*
1/25/2021	417.00	$30.8378	Harvest Fund Advisors LLC*
1/25/2021	7,000.00	$30.8600	Harvest Fund Advisors LLC*
1/28/2021	36,335.00	$30.1150	Harvest Fund Advisors LLC*
1/28/2021	94.00	$30.2250	Harvest Fund Advisors LLC*
1/29/2021	2,522.00	$30.0430	Harvest Fund Advisors LLC*
2/25/2021	14,761.00	$30.2300	Harvest Fund Advisors LLC*
2/26/2021	19,496.00	$29.3400	Harvest Fund Advisors LLC*
3/1/2021	8,544.00	$29.6100	Harvest Fund Advisors LLC*
1/11/2021	(4,872.00)	$29.8680	Harvest Fund Advisors LLC*
1/12/2021	(487.00)	$30.1377	Harvest Fund Advisors LLC*
1/12/2021	(4,500.00)	$29.8527	Harvest Fund Advisors LLC*
1/21/2021	(795.00)	$31.6848	Harvest Fund Advisors LLC*
1/22/2021	(8,880.00)	$31.0600	Harvest Fund Advisors LLC*
1/25/2021	(7,000.00)	$30.8600	Harvest Fund Advisors LLC*
1/26/2021	(4,384.00)	$30.8878	Harvest Fund Advisors LLC*
1/27/2021	(7,422.00)	$30.1452	Harvest Fund Advisors LLC*
1/28/2021	(34,808.00)	$30.1150	Harvest Fund Advisors LLC*
1/28/2021	(497.00)	$30.1150	Harvest Fund Advisors LLC*
1/28/2021	(1,030.00)	$30.1150	Harvest Fund Advisors LLC*
2/4/2021	(242.00)	$29.4317	Harvest Fund Advisors LLC*
2/5/2021	(230.00)	$29.9000	Harvest Fund Advisors LLC*
2/17/2021	(1,131.00)	$30.9610	Harvest Fund Advisors LLC*
2/19/2021	(4,809.00)	$31.1247	Harvest Fund Advisors LLC*
2/25/2021	(3,078.00)	$30.1502	Harvest Fund Advisors LLC*
2/25/2021	(14,761.00)	$30.2300	Harvest Fund Advisors LLC*
2/26/2021	(2,138.00)	$29.4500	Harvest Fund Advisors LLC*
2/26/2021	(19,496.00)	$29.3400	Harvest Fund Advisors LLC*
3/1/2021	(8,544.00)	$29.6100	Harvest Fund Advisors LLC*

*	Reflects transactions in the Common Units effected by Harvest Fund Advisors LLC on behalf of the funds and accounts it manages.